CONSOLIDATED FINANCIAL STATEMENTS

Vida JV LLC & Subsidiaries
(A Limited Liability Company)
For the Years Ended December 31, 2024, 2023 and 2022
With Report of Independent Auditors

Vida JV LLC & Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2024, 2023 and 2022

Report of Independent Auditors
To the Management of Vida JV LLC
Opinion
We have audited the accompanying consolidated financial statements of Vida JV LLC and its subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, of members’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements").
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with US GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Supplemental Information
Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2024 (the “supplemental information”) is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. The supplemental information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The supplemental information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
March 7, 2025

Vida JV LLC & Subsidiaries
Consolidated Balance Sheets

ASSETS:	December 31, 2024	December 31, 2023
Real estate investments:
Real property owned:
Land and land improvements	$ 62,865,776	$ 62,865,776
Buildings and improvements	304,476,024	298,428,575
Less accumulated depreciation and amortization	(42,804,730)	(32,458,915)
Net real property owned	324,537,070	328,835,436
Lease intangibles, net	18,692,383	22,525,689
Operating leases right-of-use assets, net	8,118,418	8,280,377
Finance leases right-of-use assets, net	5,522,056	5,639,747
Net real estate investments	356,869,927	365,281,249
Other assets:
Cash and cash equivalents	5,366,264	4,420,250
Restricted cash	153,353	254,075
Straight-line rent receivable	8,216,394	7,087,947
Receivables and other assets	5,801,861	14,540,993
Total other assets	19,537,872	26,303,265
TOTAL ASSETS	$ 376,407,799	$ 391,584,514

LIABILITIES AND EQUITY:
Liabilities:
Secured debt, net	$ 202,829,684	$ 200,583,272
Operating lease liabilities, net	4,202,074	4,180,412
Finance lease liabilities, net	7,350,675	7,294,495
Accrued expenses and other liabilities	11,408,660	10,180,086
Total Liabilities	225,791,093	222,238,265

Equity:
Members equity	152,110,816	164,310,816
Accumulated income	(1,494,110)	5,035,433
Total Equity	150,616,706	169,346,249
TOTAL LIABILITIES AND EQUITY	$ 376,407,799	$ 391,584,514

See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries
Consolidated Statements of Operations

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
REVENUES:
Rental income	$ 38,538,321	$ 37,382,586	$ 37,170,747
Total revenues	38,538,321	37,382,586	37,170,747

EXPENSES:
Property operating expenses	14,102,657	13,510,435	12,148,434
Interest expense	17,231,287	16,763,984	10,032,560
Gain on derivative instrument	(2,055,083)	(2,524,346)	(16,105,244)
Depreciation and amortization	15,171,700	16,815,766	19,232,180
General and administrative expenses	556,416	651,802	607,855
Total expenses	45,006,977	45,217,641	25,915,785

Income (loss) from operations before income taxes	(6,468,656)	(7,835,055)	11,254,962
Income tax expense	(60,887)	(50,933)	(50,994)
NET INCOME (LOSS)	$ (6,529,543)	$ (7,885,988)	$ 11,203,968

See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries
Consolidated Statements of Changes in Members' Equity
For the Years Ended December 31, 2024, 2023 and 2022

	Welltower Inc.		Vida MOB Portfolio Co-Invest LLC
	Members' Equity	Accumulated Income (Deficit)	Members' Equity	Accumulated Income (Deficit)	Total Equity
BALANCE AT DECEMBER 31, 2021	$ 28,051,622	$ 257,618	$ 158,959,194	$ 1,459,835	$ 188,728,269
Net income	—	1,680,595	—	9,523,373	11,203,968
Cash distributions	(1,965,000)	—	(11,135,000)	—	(13,100,000)
BALANCE AT DECEMBER 31, 2022	$ 26,086,622	$ 1,938,213	$ 147,824,194	$ 10,983,208	$ 186,832,237
Net loss	—	(1,182,898)	—	(6,703,090)	(7,885,988)
Cash distributions	(1,440,000)	—	(8,160,000)	—	(9,600,000)
BALANCE AT DECEMBER 31, 2023	$ 24,646,622	$ 755,315	$ 139,664,194	$ 4,280,118	$ 169,346,249
Net loss	—	(979,431)	—	(5,550,112)	(6,529,543)
Cash distributions	(1,830,000)	—	(10,370,000)	—	(12,200,000)
BALANCE AT DECEMBER 31, 2024	$ 22,816,622	$ (224,116)	$ 129,294,194	$ (1,269,994)	$ 150,616,706

See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries
Consolidated Statements of Cash Flows

CASH FLOWS PROVIDED FROM (USED IN) OPERATING ACTIVITIES:	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Net Income (loss)	$ (6,529,543)	$ (7,885,988)	$ 11,203,968
Adjustments to reconcile net income (loss) to
net cash provided from (used in) operating activities:
Depreciation and amortization expense	15,054,010	16,698,076	19,118,483
Amortization of deferred financing costs	968,266	968,267	957,003
Amortization related to above/below market leases, net	101,515	140,686	120,523
Rental income in excess of cash received	(1,128,448)	(1,887,870)	(2,113,469)
Loss (gain) on derivative instrument	7,377,264	7,367,472	(13,120,383)
Amortization of right-of-use assets	279,651	280,630	291,298
Accrued interest on lease liabilities	77,842	79,354	118,760
(Increase) decrease in receivables and other assets	1,361,868	(892,565)	(1,594,366)
Increase (decrease) in accrued expenses and other liabilities	737,146	(1,125,628)	1,075,067
Net cash provided from (used in) operating activities	18,299,571	13,742,434	16,056,884

CASH FLOWS PROVIDED FROM (USED IN) INVESTING ACTIVITIES:
Capital expenditures on real estate investments	(6,532,424)	(4,228,007)	(1,909,315)
Proceeds from insurance casualty claims	—	277,977	—
Net cash provided from (used in) investing activities	(6,532,424)	(3,950,030)	(1,909,315)

CASH FLOWS PROVIDED FROM (USED IN) FINANCING ACTIVITIES:
Secured debt issuance	1,278,145	1,689,197	—
Cash distributions to Welltower Inc.	(1,830,000)	(1,440,000)	(1,965,000)
Cash distributions to Vida MOB Portfolio Co-Invest LLC	(10,370,000)	(8,160,000)	(11,135,000)
Net cash provided from (used in) financing activities	(10,921,855)	(7,910,803)	(13,100,000)

INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	845,292	1,881,601	1,047,569
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	4,674,325	2,792,724	1,745,155
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$ 5,519,617	$ 4,674,325	$ 2,792,724

Vida JV LLC & Subsidiaries
Consolidated Statements of Cash Flows (continued)

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheet:
Cash and cash equivalents	5,366,264	4,420,250	2,263,939
Restricted cash	153,353	254,075	528,785

Total cash and cash equivalents and restricted cash	$ 5,519,617	$ 4,674,325	$ 2,792,724

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$ 6,686,670	$ 5,375,857	$ 5,035,768
Accrued capital expenditures	$ 1,742,203	$ 957,627	$ 556,943
See accompanying notes to the consolidated financial statements

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements
1. Business and Organization
Vida JV LLC and its subsidiaries (“the Company”, “we” or “our”) were formed on July 6, 2020 under the laws of the state of Delaware. The Company was formed to facilitate the ownership of outpatient medical properties. On September 29, 2020 (inception), the Company commenced operations with the purchase of 13 properties and on December 23, 2020, the Company purchased an additional five properties. On February 4, 2021, the Company purchased two additional properties. Together, the 20 properties are referred to as the “Portfolio” or the “Portfolios”.
The Portfolios were purchased by the Company from Welltower Inc. or subsidiaries of Welltower Inc. who retained a 15% ownership interest. The remaining 85% is owned by Vida MOB Portfolio Co-Invest LLC, which is a partnership between Invesco U.S. Income REIT, LLC and Invesco REIT Operating Partnership, LP ("Investors"). The Investors are represented by their advisor, Invesco Advisers, Inc. (“Invesco”), an affiliate of Invesco Real Estate.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies
The Company’s financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The significant accounting policies are summarized below.
Principles of Consolidation
The consolidated financial statements include the accounts of Vida JV LLC and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the allocation of purchase price to tangible and intangible assets and liabilities, the evaluation of asset impairments, assigning useful lives to depreciable assets, assessing collectability of tenant lease income, and other contingencies. Actual results could differ from those estimates and assumptions.
Real Property Owned
Expenditures for repairs and maintenance are expensed as incurred. The Company evaluates acquisitions under ASC 805, Business Combinations. Real estate acquisitions are accounted for as asset acquisitions as the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets and the acquisition does not meet the definition of a business acquisition as defined in ASC 805-10. We measure the assets acquired and liabilities assumed based on their cost, which includes consideration transferred to the seller and direct transaction costs. The cost of the acquisition is then allocated to the assets acquired and liabilities assumed based on their relative estimated fair values.
We assess relative fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that we deem appropriate, as well as other available market information. We estimate future cash flows based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. Tangible assets primarily consist of land, building and improvements. Tangible assets are depreciated on a straight-line basis over their estimated useful lives, which are 40 years for buildings and five to 15 years for improvements.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Intangible assets (liabilities) consist of in-place leases and above (below) market tenant leases acquired with the acquisitions. We also consider an allocation of purchase price to acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals. The value allocable to the above or below market component of the acquired in-place lease is determined by a third-party appraiser based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term, and (ii) an estimate of the amounts that would be paid using market rental rates over the remaining term of the lease. The amounts allocated to above market leases are included in lease intangibles and below market leases are included in accrued expenses and other liabilities on the balance sheets and are amortized to rental income over the remaining terms of the respective leases.
We consider incremental, direct costs incurred in conjunction with re-leasing properties, including tenant improvements and lease commissions, to represent the acquisition of productive assets and accordingly such costs are reflected as investment activities in our statement of cash flows.
The net book value of long-lived assets is reviewed quarterly on a property by property basis to determine if facts and circumstances suggest that the assets may be impaired or that the depreciable life may need to be reduced. We consider external factors relating to each asset. If these factors and the projected undiscounted cash flows of the assets over the remaining estimated hold period indicate that the asset will not be recoverable, the carrying value is reduced to the estimated fair market value. In addition, we are exposed to the risks inherent in concentrating investments in real estate, and, the health care industry. A downturn in the real estate industry could adversely affect the value of our properties and our ability to sell the properties for a price or on terms acceptable to us. No impairments were recorded for the years ended December 31, 2024, 2023 and 2022.
Cash and Cash Equivalents
Cash and cash equivalents consist of all highly liquid investments with an original maturity of three months or less. The Company is subject to concentrations of credit risk as a result of its temporary cash investments. The Company places its temporary cash investments with high credit quality financial institutions in order to mitigate that risk. Throughout the year, the Company may have cash balances in excess of federally insured amounts on deposit with various financial institutions.
Restricted Cash
Restricted cash primarily consists of escrows for future payments of capital improvements.
Receivables
Trade accounts receivables represent amounts for which the rental/lease income has been earned and cash has not yet been received.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
We review past due rent receivable balances for collectability. If it is concluded that it is not probable all contractual rent payments will be collected, we will begin to recognize income based only on the cash received.
2. Summary of Significant Accounting Policies (continued)
Leases
The Company accounts for leases under ASC 842, which requires lessees to recognize assets and liabilities on their consolidated balance sheets related to the rights and obligations created by most leases, while continuing to recognize expenses on their consolidated statements of operations over the lease term. The Company determined that the lease component is the primary component for leases in which it is the lessor and thus variable lease payments (primarily common area maintenance reimbursements) are recognized as part of the lease payment in accordance with ASC 842. Additionally, when the Company is the lessee, the Company has made the policy election to keep short-term leases less than twelve months off the balance sheet for all classes of underlying assets.
Income Allocation
For financial reporting purposes, income, gain, loss, credits and deductions are allocated as outlined in the Limited Liability Company Agreement (“LLC Agreement”). Operating cash flow is distributed to the members in proportion to their respective ownership percentages.
Cash proceeds resulting from a material capital transaction such as a refinance, insurance proceeds, or sale of a property are distributed in the following manner:

1. First, to the members on a proportionate basis until their capital accounts are reduced to zero.
2. Second, to the members on a proportionate basis until Vida MOB Portfolio Co-Invest LLC has achieved a rate of return equal to 12%.
3. Third, 80% of the remaining amount to the members on a proportionate basis and 20% of the remaining amount to Welltower Inc.
Cash proceeds resulting from the liquidation of the Company are also distributed as outlined as above, after the payment of any loans or other liabilities of the Company.
Deferred Financing Costs
Deferred financing costs are fees incurred by the Company in connection with the issuance, assumption and amendments of debt arrangements. Deferred financing costs related to debt instruments are recorded as a reduction of the related debt liability. We amortize these costs over the term of the debt using the straight-line method, which approximates the effective interest method.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
Revenue Recognition
Substantially all of our revenue is generated through operating lease arrangements which contain escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is generally recorded based on the contractual cash rental payments due for the period. Our leases typically include some form of operating expense reimbursement by the tenant. If collection of the operating lease payments are deemed to no longer be probable (either at lease commencement or after the commencement date), we record rental income for the amount of cash collected and write off the accrued balances deemed to be uncollectible.
2. Summary of Significant Accounting Policies (continued)
Income Taxes
The Company is a limited liability company treated as a partnership for federal income tax purposes with all income tax liabilities or benefits of the Company being passed through to the members. As such, no recognition of federal income taxes for the Company or its subsidiaries that are organized as limited liability companies has been provided for in the accompanying consolidated financial statements. Income tax expense represents state and local taxes. The Company is subject to gross margin taxes in the State of Texas where some of the properties are located. This expense is included in income tax expense on the Consolidated Statement of Operations. Given the applicable statute of limitations, we generally are subject to audit by the Internal Revenue Service (“IRS”) for the year ended December 31, 2021 and subsequent years. The statute of limitations may vary in the states in which we own properties or conduct business. We do not expect to be subject to audit by state taxing authorities for any year prior to the year ended December 31, 2020.

The members’ capital reflected in the accompanying consolidated financial statements may differ from amounts reported in the Company’s federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes. The qualification as a LLC for tax purposes, and the amount of distributable member income or loss are subject to examination by the Internal Revenue Service.
ASC 740-10-25, Income Taxes, Overall Recognition describes a comprehensive model for the measurement, recognition, presentation and disclosure of uncertain tax positions in the financial statements. Under the interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the tax authorities have full knowledge of the position and all relevant facts, but without considering time values. The Company had no uncertain tax positions that required an accrual for the years ended December 31, 2024 and December 31, 2023.
3. Real Estate Investments and Acquisitions
The Company had no acquisitions in the years ended December 31, 2024 and December 31, 2023.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)

4. Real Estate Intangibles
The following is a summary of our real estate intangibles:

	December 31, 2024	December 31, 2023
Assets:
In place lease intangibles	$ 45,490,152	$ 45,490,152
Above market tenant leases	2,869,766	2,869,766
Lease commissions	3,460,814	2,191,264
Gross historical cost	51,820,732	50,551,182
Accumulated amortization	(33,128,349)	(28,025,493)

Net book value	$ 18,692,383	$ 22,525,689

Weighted-average amortization period in years	8.5	8.4

Liabilities:
Below market tenant leases	$ 4,309,656	$ 4,309,656
Accumulated amortization	(1,627,218)	(1,334,070)

Net book value	$ 2,682,438	$ 2,975,586

Weighted-average amortization period in years	46.2	43.5
The following is a summary of real estate intangible amortization:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Rental income related to above/below market tenant leases, net	$ 101,515	$ 140,686	$ 120,523
Amortization related to lease intangibles	4,307,225	6,185,750	8,455,407

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
4. Real Estate Intangibles (continued)
The estimated future amortization of our intangibles for each of the next five years and thereafter as of December 31, 2024 is:

	Assets	Liabilities
2025	$ 3,780,781	$ 189,236
2026	3,318,082	149,877
2027	2,145,674	141,675
2028	1,906,649	138,202
2029	1,258,523	120,155
Thereafter	6,282,674	1,943,293

Total	$ 18,692,383	$ 2,682,438

5. Transactions with Affiliates
The Company entered into a property management agreement with Healthcare Property Managers of America (HPMA), an affiliate of Welltower Inc., to provide property management services to the Portfolio. The agreement has a term of five years and expires in September of 2025. Property management fees are charged to the properties at various percentages ranging from 1.0% to 5.0% of gross rental receipts for all properties. The property management fee is payable monthly. Total property management fees incurred for the years ended 2024, 2023 and 2022 were $1,324,060, $1,154,768 and $1,136,053, respectively. These fees are included in property operating expenses on the Consolidated Statements of Operations.
The LLC Agreement also provides for an oversight fee owed to HPMA for services rendered in connection with asset management, accounting and reporting. The annual oversight fee is equal to 0.10% of the gross purchase price of the Portfolio and is payable in quarterly installments. Total oversight fees incurred for the years ended 2024, 2023 and 2022 were $401,058, $401,058 and $401,058, respectively. These fees are included in general and administrative expenses on the Consolidated Statements of Operations.
The LLC Agreement also provides for a construction management fee to be paid to Welltower Inc. for construction management services for projects over $10,000. The fee is equal to 5% of construction costs up to $500,000 and 4% of construction costs when costs exceed $500,000. Total construction management fees incurred for the years ended 2024, 2023 and 2022 were $255,581, $181,486 and $20,647, respectively. These fees are capitalized within buildings and improvements on the Consolidated Balance Sheets.
The Company has payables due to affiliates of $214,002 and $367,497 as of December 31, 2024 and 2023, respectively, which include the above mentioned property management and oversight fees of $0 and $100,264, respectively, as of December 31, 2024; and $0 and $100,264 as of December 31, 2023.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
Also included is the reimbursement due to affiliated entities of $113,738 for expenses paid on behalf of the Company as of December 31, 2024, and $267,233 as of December 31, 2023.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
6. Ground Leases
The Company assumed five ground leases in December 2020, with an additional two ground leases assumed in February 2021. The agreements have remaining terms of 37 to 68 years that expire between 2062 and 2092. Four of the leases are classified as operating leases while three of the leases are classified as finance leases. Six of the leases have renewal options between 10 to 25 years.
Renewal options that we are reasonably certain to exercise are recognized in our right-of-use assets and lease liabilities. We consider it reasonably certain that we will exercise renewal options that begin prior to the date of the building being fully depreciated. As our leases do not provide a rate implicit in the lease agreement, we use our incremental borrowing rate available at lease commencement to determine the present value of lease payments. The incremental borrowing rates were determined using our longer term borrowing rates (actual pricing through 30 years, as well as other longer-term market rates). The components of lease expense are as follows:

		For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Classification
Operating lease cost:
Straight-line amortization(1)	Property operating expenses	$ 344,869	$ 345,133	$ 346,629

Finance lease cost:
Amortization of leased assets (2)	Depreciation and amortization	$ 117,691	$ 120,312	$ 117,781
Interest on ground lease liability	Interest expense	308,531	306,165	304,610

		$ 426,222	$ 426,477	$ 422,391

(1) Included in this figure is amortization of the below market ground lease intangible assets related to the ground leases acquired in conjunction with the transactions. The value of these intangibles is included in the Operating leases right-of-use assets, net line item on the consolidated balance sheet. Annual amortization of these intangibles is summarized for each of the next 5 years and thereafter in the table below.
(2) Included in this figure is amortization of the above market ground lease intangible assets related to the ground leases acquired in conjunction with the transactions. The value of these intangibles is included in the Finance leases right-of-use assets, net line item on the consolidated balance sheet. Annual amortization of these intangibles is summarized for each of the next 5 years and thereafter in the table below.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
6. Ground Leases (Continued)

	Above Market Ground Lease Amortization	Below Market Ground Lease Amortization
2025	$ (25,678)	$ 107,905
2026	(25,678)	107,905
2027	(25,678)	107,905
2028	(25,678)	107,905
2029	(25,678)	107,905
Thereafter	(883,242)	3,695,893

Total	$ (1,011,632)	$ 4,235,418

Future payments of lease liabilities as of December 31, 2024 are as follows:

	Operating Leases	Finance Leases
2025	$ 164,036	$ 254,817
2026	166,605	257,343
2027	169,238	260,441
2028	171,936	277,220
2029	174,702	279,934
Thereafter	9,779,924	18,207,458
Total lease payments	10,626,441	19,537,213
Less: imputed interest	(6,424,367)	(12,186,538)

Total present values of lease liabilities	$ 4,202,074	$ 7,350,675

Supplemental information related to leases is as follows:

	December 31, 2024	December 31, 2023
Weighted average remaining lease term (years):
Operating leases	43.5	44.5
Finance lease	46.2	47.1

Weighted average discount rate:
Operating leases	4.4%	4.4%
Finance lease	4.2%	4.2%

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
7. Debt
The Company has one loan payable in the amount of $203,496,342 outstanding as of December 31, 2024. In 2024, the Company obtained $1,278,145 of secured debt for tenant improvements and leasing commissions. The interest rate is Secured Overnight Financing Rate ("SOFR") plus 2.50%. SOFR as of December 31, 2024 was 4.55%. Payments on the loan are interest only through the maturity date of September 29, 2025, with a balloon payment due at that time. The loan can be extended for one successive year term at our option.
The following is a summary of our secured debt as of December 31, 2024 and December 31, 2023:

	Secured Debt	Deferred Loan Costs	Secured Debt Total
BALANCE AT DECEMBER 31, 2022	$ 200,529,000	$ (2,603,192)	$ 197,925,808
Debt Issuance	1,689,197	—	1,689,197
Amortization	—	968,267	968,267
BALANCE AT DECEMBER 31, 2023	$ 202,218,197	$ (1,634,925)	$ 200,583,272
Debt Issuance	$ 1,278,145	$ —	$ 1,278,145
Amortization	$ —	$ 968,267	$ 968,267
BALANCE AT DECEMBER 31, 2024	$ 203,496,342	$ (666,658)	$ 202,829,684
The Company is subject to various quarterly debt covenants. As of December 31, 2024, the Company was in compliance with all debt covenants.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
8. Derivative Instruments
On June 1, 2022, we entered into three SOFR interest rate swap contracts including a pay fixed (0.148%) receive SOFR interest rate swap contract with a notional value of $130,296,194, a pay fixed (0.163%) receive SOFR interest rate swap contract with a notional value of $46,611,336, and a pay fixed (0.198%) receive SOFR interest rate swap contract with a notional value of $23,621,470. The first contract matures on September 29, 2025 while the two additional contracts matured on October 1, 2024. These interest rate swap contracts are used to hedge the variable cash flows associated with our variable rate debt.
On October 1, 2024, we entered into a pay fixed (4.174%) receive SOFR interest rate swap contract with a notional value of $35,000,000. The contract matures on September 28, 2025 and is being used to hedge the variable cash flows associated with our variable rate debt.
The fair value of these contracts totaled $3,869,016 for the year ended December 31, 2024 and $11,246,280 for the year ended December 31, 2023. Interest received in connection with these contracts for the year ended 2024, 2023 and 2022 was $9,437,516, $9,891,818, and $2,984,861, respectively. The derivative assets are included in receivables and other assets on the Consolidated Balance Sheets.
These derivative instruments are not designated as hedges for accounting purposes, therefore gains and losses resulting from the changes in fair value of these derivative instruments are recorded in gain on derivative instrument on the Consolidated Statement of Operations.
9. Operating Leases
Substantially all of our operating leases in which we are the lessor contain escalating rent structures. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the non-cancellable lease period, subject to a collectability assessment. Rental income related to leases with contingent rental escalators is recorded based on the contractual cash rental payments due for the period. The Company’s leases typically include some form of operating expense reimbursement by the tenant.
The following table is a summary of our rental income:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022

Fixed lease payment	$ 30,176,828	$ 29,834,707	$ 30,294,480
Variable lease payment	8,517,007	7,711,561	6,999,671
Lease intangible amortization	(155,514)	(163,682)	(123,404)

Total rental income	$ 38,538,321	$ 37,382,586	$ 37,170,747

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
The following table sets forth the future minimum lease payments receivable, excluding operating expense reimbursements, for leases in effect at December 31, 2024:

2025	$ 27,683,998
2026	25,339,878
2027	19,833,230
2028	18,050,303
2029	13,890,479
Thereafter	103,196,833

Totals	$ 207,994,721

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
9. Operating Leases (continued)
The following tenants contributed greater than 10% of rental income recorded for the year ended December 31, 2024:

Concentration by Tenant	Percentage of Current Year Rental Income	Lease Expiration Year

Bethesda Healthcare System	10%	2026

The below table is a breakdown of rental revenue by state for the year ended December 31, 2024:

Concentration by State	Percentage of Current Year Rental Income
California	10%
Colorado	7%
Florida	53%
Tennessee	4%
Texas	26%

Total	100%

10. Disclosure about the Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy exists for disclosures of fair value instruments based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined below:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Vida JV LLC & Subsidiaries
Notes to Consolidated Financial Statements (continued)
10. Disclosure about the Fair Value of Financial Instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:
Cash and Cash Equivalents and Restricted Cash - The carrying amount approximates fair value.
Secured Debt - The fair value of the Company’s secured debt was $203,946,711 and $200,788,090 as of the years ended December 31, 2024 and 2023, respectively. Fair value of the Company’s secured debt is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using the appropriate discount rate based on current market rates and conditions determined by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3.
Interest Rate Swaps - Interest rate swaps are recorded in other assets or other liabilities on the balance sheet at fair value that is derived from observable market data (Level 2).

11. Subsequent Events
The Company has reviewed subsequent events through March 7, 2025, the date the consolidated financial statements were available for issuance. There have been no events subsequent to the balance sheet date which require disclosures or adjustment in these consolidated financial statements.

Vida JV LLC & Subsidiaries
Supplemental Information

Vida JV LLC & Subsidiaries
Schedule III
Real Estate and Accumulated Depreciation
December 31, 2024

		Initial Cost to Company			Gross Amount at Which Carried at Close of Period
Description	Encumbrances	Land & Land Improvements	Building & Improvements	Cost Capitalized Subsequent to Acquisition	Land & Land Improvements	Building & Improvements	Accumulated Depreciation	Year Acquired	Year Built	Address

Castle Rock, CO	$ 11,226,790	$ 20,669	$ 20,045,458	$ 1,784,260	$ 20,669	$ 21,829,718	$ 2,439,383	2021	2013	2352 Meadows Boulevard
Glendale, CA	13,076,926	99,480	19,721,146	770,045	99,480	20,491,191	$ 2,505,129	2021	2002	222 W. Eulalia St.
Franklin, TN	7,284,504	2,993,824	9,360,827	949,348	2,993,824	10,310,175	$ 1,491,284	2020	1988	100 Covey Drive
Dallas, TX	18,905,502	167,883	31,245,013	1,372,396	167,883	32,617,409	$ 4,388,983	2020	2004	7115 Greenville Avenue
Plano, TX	8,310,469	2,866,200	9,883,197	2,110,673	2,866,200	11,993,870	$ 2,177,605	2020	2007	6957 Plano Parkway
Plantation, FL	8,941,005	3,521,860	8,965,846	683,965	3,521,860	9,649,811	$ 1,590,656	2020	1996	600 Pine Island Rd.
Lakewood, CA	5,363,812	61,967	8,434,764	(56,226)	61,967	8,378,538	$ 1,151,466	2020	1993	5750 Downey Ave.
Boynton Beach, FL	6,557,110	425,339	11,245,322	203,654	425,339	11,448,976	$ 1,534,751	2020	1996	10075 Jog Rd.
San Antonio, TX	9,259,860	20,557	15,926,023	936,496	20,557	16,862,519	$ 2,478,002	2020	2007	3903 Wiseman Boulevard
Coral Springs, FL	8,254,295	3,718,538	10,774,695	659,260	3,718,538	11,433,955	$ 2,086,679	2020	2005	2901 Coral Hills Drive
Coral Springs, FL	8,268,631	2,186,298	11,183,023	277,087	2,186,298	11,460,110	$ 1,592,007	2020	2008	3001 Coral Hills Drive
Brandon, FL	4,957,506	1,867,086	7,177,051	(175)	1,867,086	7,176,876	$ 932,270	2020	2016	2020 Town Center Boulevard
Land O Lakes, FL	15,303,606	5,173,522	22,942,126	(540)	5,173,522	22,941,586	$ 2,915,314	2020	2009	2100 Via Bella
Land O Lakes, FL	6,951,286	2,556,235	10,144,417	(244)	2,556,235	10,144,173	$ 1,303,871	2020	2011	2150 Via Bella
Tampa, FL	6,358,541	2,755,421	8,739,640	(221)	2,755,421	8,739,419	$ 1,132,958	2020	1996	12500 N Dale Mabry
Zephyrhills, FL	20,530,542	9,096,656	27,368,792	(697)	9,096,656	27,368,095	$ 3,606,906	2020	2016	2352 Bruce B Downs Boulevard
San Antonio, TX	4,353,915	1,391,480	4,705,644	1,059,198	1,391,480	5,764,842	$ 1,082,558	2020	1999	19016 Stone Oak Pkwy.
San Antonio, TX	4,144,181	1,751,736	3,780,187	1,131,796	1,751,736	4,911,983	$ 1,061,953	2020	1999	540 Stone Oak Centre Drive
Boynton Beach, FL	32,991,119	21,238,136	44,549,244	2,001,967	21,238,136	46,551,211	$ 6,535,269	2020	1995	10301 Hagen Ranch Road
Palm Springs, FL	2,456,742	952,889	3,915,211	486,356	952,889	4,401,567	$ 797,686	2020	1997	1630 S. Congress Ave.

Total	$ 203,496,342	$ 62,865,776	$ 290,107,626	$ 14,368,398	$ 62,865,776	$ 304,476,024	$ 42,804,730

VIDA JV LLC & Subsidiaries
Schedule III (continued)
Real Estate and Accumulated Depreciation
December 31, 2024

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022

Investment in real estate:
Beginning balance	$ 361,294,351	$ 358,400,478	$ 356,870,920
Acquisitions and development	—	—	—
Improvements	6,047,449	2,893,873	1,529,558

Ending balance	$ 367,341,800	$ 361,294,351	$ 358,400,478

Accumulated depreciation:
Beginning balance	$ (32,458,915)	$ (22,253,800)	$ (11,768,040)
Depreciation and amortization expenses	(10,345,815)	(10,205,115)	(10,485,760)

Ending balance	$ (42,804,730)	$ (32,458,915)	$ (22,253,800)